ATRECA, INC.

835 Industrial Road, Suite 400,

San Carlos, CA 94070

(650) 595-2595

VIA EDGAR

August 16, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jimmy McNamara

Re:	Atreca, Inc.
Registration Statement on Form S-3
File No. 333-273314

Acceleration Request

Requested Date: August 17, 2023

Requested Time: 5:00 P.M. Eastern Daylight Time

Dear Mr. McNamara:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 filed by the Registrant on July 18, 2023, as amended by Amendment No. 1 filed on August 16, 2023 (the “Registration Statement”), to become effective on August 17, 2023 at 5:00 p.m. Eastern Daylight Time, or as soon as practicable thereafter, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of John T. McKenna and Justin A. Kisner of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with John T. McKenna, at (650) 843-5059, or, in his absence, Justin A. Kisner at (650) 843-5080.

Very truly yours,

ATRECA, INC.

By:	/s/ Herbert Cross
Name:	Herbert Cross
Title:	Chief Financial Officer

cc:	John A. Orwin, President and Chief Executive Officer
Courtney J. Phillips, General Counsel and Corporate Secretary
John T. McKenna, Cooley LLP
Justin A. Kisner, Cooley LLP